

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 10, 2017

Kim D. Southworth
President
Gold Standard Mining Company
226 North Cottonwood Drive
Gilbert, AZ 85234

      Re: Gold Standard Mining Company
            Amendment No. 2 to Registration Statement on Form S-1
            Filed August 7, 2017
            File No. 333-217635

Dear Mr. Southworth:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2017 letter.

Exhibits

1.   You do not appear to have responded to prior comment 5. Please file a revised Escrow Agreement or revise your disclosure as necessary. In this regard, in addition to the discrepancies noted in our prior comment, Section 8 of the Escrow Agreement filed as Exhibit 10.1 indicates that the company may extend the offering period to 360 days in the event that the minimum offering amount is not raised within 180 days, but disclosure in the prospectus states that the offering will not extend beyond 180 days. Further, file the agreement in the proper searchable format, as provided by Rules 301 and 304 of Regulation S-T.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Elaine Dowling, Esq.
       EAD Law Group, LLC